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                             October 8, 2021

       Liang Shi
       Chief Executive Officer
       Blue World Acquisition Corp
       244 Fifth Avenue, Suite B-88
       New York, NY 10001

                                                        Re: Blue World
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
14, 2021
                                                            CIK No. 0001878074

       Dear Mr. Shi:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed September 14, 2021

       Cover Page

   1. We note that your Sponsor is located in Hong Kong, a majority of your executive officers and directors appear to
be located in and have significant ties to China, and your
                                                        disclosure that you are
seeking to acquire a company that may be based in China in an initial business
combination. Please disclose that your Sponsor is located in Hong Kong and, if accurate, that
a majority of your officers and directors are located in China prominently on the
prospectus cover page. We note your statement that you will    exclude
                                                        any target having major
operation in China through a VIE   ,    (emphasis added) in the
                                                        seventh paragraph on
your cover page, which is inconsistent with other disclosure that references the
exclusion of targets having major operations in China through a VIE.
                                                         Please revise to
clarify with specificity and consistency your intentions with respect to targets that may have
operations in China through a VIE. Your disclosure also should
 Liang Shi
Blue World Acquisition Corp
October 8, 2021
Page 2
         describe the legal and operational risks associated with your officers and directors being based in China and acquiring a company that does business in China with greater specificity. In this respect, the majority of your cover page disclosure on this point provides examples of the risks associated with the VIE structure, but does not address other material risks associated with targeting a China-based entity or the fact your Sponsor is a Hong Kong company and that the majority of your officers and directors appear to be based in China. Your disclosure should make clear whether such risks could result in a
         material change in your or the target company   s post-combination
operations, the value of
         your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless in addition to the uncertainty and vagueness surrounding PRC regulations. In addition, please expand your disclosure on the cover page and in the Summary to clarify for investors the risks associated with potentially being able to effect service of process upon your executive officers and directors.
Prospectus Summary, page 1

2. Please revise your summary risk factors related to the risks associated with acquiring a company whose corporate structure or whose operations is in China to provide cross-
         references to the more detailed discussion of these risks in the prospectus.
3. We note that you indicate you are not required to obtain permission from any PRC authorities because you are a Cayman Islands company with no operations in China and your sponsor is a Cayman Islands company. This is not consistent with disclosure elsewhere that indicates your sponsor is a Hong Kong company. Please revise for consistency and explicitly address whether the fact that your sponsor is a Hong Kong company may require you to obtain permission from PRC authorities. If so, please disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. We note that your disclosure on page 11 describes certain restrictions on foreign exchange and your ability to transfer funds, but it does not clarify how you intend to transfer cash through a post-combination organization if you acquired a company based in China.
       Please also expand your disclosure regarding any restrictions to transfer funds between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. In this respect, your current disclosure only addresses the
FirstName LastNameLiang Shi
       ability of a PRC subsidiary to pay dividends to a Hong Kong subsidiary. Describe any
Comapany    NameBlue
       restrictions and World   Acquisition
                         limitations  on yourCorp
                                              ability to distribute earnings
from your businesses,
Octoberincluding  subsidiaries,
         8, 2021 Page   2        to the parent company and U.S. investors.
FirstName LastName
 Liang Shi
FirstName
Blue WorldLastNameLiang   Shi
            Acquisition Corp
Comapany
October    NameBlue World Acquisition Corp
        8, 2021
October
Page 3 8, 2021 Page 3
FirstName LastName

5. We note your disclosure on pages 10, 52 and 79. Please revise to clarify that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 30

6.       Please revise your risk factor disclosure regarding the Chinese
government   s significant
         oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination to highlight the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact your business on a post-combination basis.
Capitalization, page 69

8. We note that you are offering 8,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 7,308,687 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 8,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

        You may contact William Demarest at (2023) 551-3432 or Jennifer Monick at (202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Patrick Costello at (202) 551-8742 or Erin E. Martin at (202) 551-3391 with any other questions.
 Liang Shi
Blue World Acquisition Corp
October 8, 2021
Page 4



FirstName LastNameLiang Shi                Sincerely,
Comapany NameBlue World Acquisition Corp
                                           Division of Corporation Finance
October 8, 2021 Page 4                     Office of Real Estate & Construction
FirstName LastName